Exhibit 99.2

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

IN U.S. DOLLARS

- - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SAPIENS INTERNATIONAL CORPORATION N.V.

We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. ("the Company") as of December 31, 2013 and 2014, and the related consolidated statements of income, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013 and 2014 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 29, 2015, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29, 2015	A member of EY Global

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Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SAPIENS INTERNATIONAL CORPORATION N.V.

We have audited Sapiens International Corporation N.V. ("the Company") internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sapiens International Corporation N.V. as of December 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014 and our report dated March 29, 2015 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29, 2015	A Member of EY Global

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SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2014

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$70,313	$47,400
Trade receivables (net of allowance for doubtful accounts of $ 293 and $ 215 at December 31, 2013 and 2014, respectively)	23,669	28,540
Other receivables and prepaid expenses	4,126	3,962
Deferred tax assets	2,420	2,319

Total current assets	100,528	82,221

LONG-TERM ASSETS:
Marketable securities	-	33,098
Other long-term assets	2,957	3,248
Severance pay fund	11,228	10,735
Capitalized software development costs, net	19,704	18,680
Other intangible assets, net	10,310	8,380
Goodwill	72,438	67,698
Property and equipment, net	5,263	4,763

Total long-term assets	121,900	146,602

Total assets	$222,428	$228,823

The accompanying notes are an integral part of the consolidated financial statements.

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SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2013	2014

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$6,517	$2,952
Employees and payroll accruals	13,577	14,619
Accrued expenses and other liabilities	6,990	10,540
Deferred revenues and customer advances	9,928	9,272

Total current liabilities	37,012	37,383

LONG-TERM LIABILITIES:
Other long-term liabilities	2,393	3,105
Accrued severance pay	12,615	11,980

Total long-term liabilities	15,008	15,085

COMMITMENTS AND CONTINGENT LIABILITIES

REDEEMABLE NON-CONTROLLING INTEREST	-	159

EQUITY:
Sapiens International Corporation N.V. Shareholders' equity:
Share capital:
Common shares of € 0.01 par value:
Authorized: 54,000,000 shares at December 31, 2013 and 2014; Issued: 48,343,278 and 50,007,607 shares at December 31, 2013 and 2014, respectively; Outstanding: 46,014,982 and 47,679,311 shares at December 31, 2013 and 2014, respectively	645	667
Additional paid-in capital	244,560	247,174
Treasury shares, at cost - 2,328,296 Common shares at December 31, 2013 and 2014, respectively	(9,423)	(9,423)
Accumulated other comprehensive income (loss)	1,082	(10,281)
Accumulated deficit	(67,093)	(52,630)

Total Sapiens International Corporation N.V. shareholders' equity	169,771	175,507
Non-controlling interests	637	689

Total equity	170,408	176,196

Total liabilities and equity	$222,428	$228,823

The accompanying notes are an integral part of the consolidated financial statements.

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SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2012	2013	2014

Revenues:
License	$10,025	$15,164	$13,204
Services	103,884	120,213	144,246

Total Revenues	113,909	135,377	157,450

Cost of revenues:
License	624	953	883
Services	65,835	84,018	98,212

Total cost of revenues	66,459	84,971	99,095

Gross profit	47,450	50,406	58,355

Operating expenses:
Research and development	10,169	11,846	11,352
Selling, marketing, general and administrative	25,236	26,677	32,097

Total operating expenses	35,405	38,523	43,449

Operating income	12,045	11,883	14,906
Financial income, net	193	520	124

Income before taxes on income	12,238	12,403	15,030
Taxes on income	(435)	(811)	(454)

Net income	11,803	11,592	14,576

Attributed to redeemable non-controlling interest	-	-	(18)
Attributable to non-controlling interests	23	(12)	131

Net income attributable to Sapiens' shareholders	$11,780	$11,604	$14,463

Net earnings per share attributable to Sapiens' shareholders

Basic	$0.29	$0.29	$0.31

Diluted	$0.28	$0.27	$0.30

The accompanying notes are an integral part of the consolidated financial statements.

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SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014

Net income	$11,803	$11,592	$14,576

Other comprehensive income:

Foreign currency translation adjustments	1,441	5,923	(11,181)
Unrealized losses arising from marketable securities during the period, net of tax benefit of $57	-	-	(158)
Gains reclassified into earnings from marketable securities, net of tax expense of $1	-	-	3

	1,441	5,923	(11,336)

Total comprehensive income	13,244	17,515	3,240

Comprehensive income attributed to redeemable non-controlling interest	-	-	(18)
Comprehensive income attributable to non-controlling interests	57	(41)	158

Comprehensive income attributable to Sapiens' shareholders	$13,187	$17,556	$3,100

The accompanying notes are an integral part of the consolidated financial statements.

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SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except of share data)

	Common stock		Additional paid-in	Treasury	Accumulated Other Comprehensive	Accumulated	Non-controlling	Total
	Shares	Amount	capital	shares	Income (loss)	deficit	interests	equity

Balance as of January 1, 2012	39,680,630	$534	$207,930	$(2,423)	$(6,277)	$(90,477)	$960	$110,247

Stock-based compensation	-	-	690	-	-	-	-	690
Stock-based compensation with respect to Harcase acquisition	-	-	241	-	-	-	-	241
Repurchase of shares	(2,000,000)	-	-	(7,000)	-	-	-	(7,000)
Employee stock options exercised (cash and cashless)	998,875	13	1,186	-	-	-	-	1,199
Dividend to non-controlling interests	-	-	-	-	-	-	(182)	(182)
Other comprehensive income	-	-	-	-	1,407	-	34	1,441
Net income	-	-	-	-	-	11,780	23	11,803

Balance as of December 31, 2012	38,679,505	547	210,047	(9,423)	(4,870)	(78,697)	835	118,439

Stock-based compensation	-	-	933	-	-	-	-	933
Issuance of shares upon public offering, net	6,497,400	87	37,704	-	-	-	-	37,791
Distribution of dividend	-	-	(5,802)	-	-	-	-	(5,802)
Employee stock options exercised (cash and cashless)	815,564	11	1,678	-	-	-	-	1,689
Warrants exercised (cashless)	22,513	-	-	-	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	(157)	(157)
Other comprehensive income (loss)	-	-	-	-	5,952	-	(29)	5,923
Net income	-	-	-	-	-	11,604	(12)	11,592

Balance as of December 31, 2013	46,014,982	645	244,560	(9,423)	1,082	(67,093)	637	170,408

Stock-based compensation	-	-	1,067	-	-	-	-	1,067
Employee stock options exercised (cash and cashless)	1,225,368	17	1,552	-	-	-	-	1,569
Warrants exercised (cashless)	438,961	5	(5)	-	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	(106)	(106)
Other comprehensive income (loss)	-	-	-	-	(11,363)	-	27	(11,336)
Net income	-	-	-	-	-	14,463	131	14,594

Balance as of December 31, 2014	47,679,311	$667	$247,174	$(9,423)	$(10,281)	$(52,630)	$689	$176,196

The accompanying notes are an integral part of the consolidated financial statements.

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SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014
Cash flows from operating activities:

Net income	$11,803	$11,592	$14,576
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	7,393	7,887	8,717
Stock-based compensation	690	933	1,067
Compensation associated with acquisition of subsidiary	128	-	-
Amortization of premium and accrued interest on marketable securities	-	-	(225)

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net	(1,649)	(6,677)	(6,637)
Other operating assets	152	(2,317)	127
Deferred tax assets, net	(194)	1,133	(1,020)
Trade payables	1,746	1,874	(3,297)
Other operating liabilities	333	383	8,469
Deferred revenues and customer advances	(2,372)	2,508	(223)
Accrued severance pay, net	762	(50)	7

Net cash provided by operating activities	18,792	17,266	21,561

Cash flows from investing activities:

Purchase of property and equipment	(1,327)	(4,129)	(1,468)
Capitalized software development costs	(3,464)	(5,392)	(6,094)
Acquisition of KPI (b)	-	-	(2,064)
Investment in marketable securities	-	-	(34,906)
Proceeds from sale of marketable securities	-	-	1,543
Restricted cash	(68)	(210)	239

Net cash used in investing activities	$(4,859)	$(9,731)	$(42,750)

The accompanying notes are an integral part of the consolidated financial statements.

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SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014

Cash flows from financing activities:

Proceeds from employee stock options exercised	$1,199	$1,689	$1,569
Repurchase of shares	(7,000)	-	-
Issuance of shares upon public offering, net	-	37,791	-
Distribution of dividend	-	(5,802)	-
Dividend to non-controlling interest	(182)	(157)	(106)

Net cash provided by (used in) financing activities	(5,983)	33,521	1,463

Effect of exchange rate changes on cash	(360)	207	(3,187)

Increase (decrease) in cash and cash equivalents	7,590	41,263	(22,913)
Cash and cash equivalents at beginning of year	21,460	29,050	70,313

Cash and cash equivalents at end of year	$29,050	$70,313	$47,400

Supplemental cash flow activities:

(a) Cash paid (received) during the year for:

Interest paid	$2	$7	$5

Interest received	$5	$7	$(604)

Income taxes	$1,752	$739	$665

(b) Acquisition of KPI

Fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital, net (excluding cash and cash equivalents)	$-	$-	$(228)
Goodwill and other intangible assets	-	-	(2,013)
Redeemable non-controlling interest	-	-	177

	$-	$-	$(2,064)

The accompanying notes are an integral part of the consolidated financial statements.

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SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.	General:

Sapiens International Corporation N.V. (“Sapiens”) and its subsidiaries (collectively, the “Company”), a member of the Formula Systems (1985) Ltd. Group, is a global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. The Company's offerings include a broad range of software solutions and services, comprised of (i) core software solutions for the insurance industry, including Property & Casualty/General Insurance (“P&C”) and Life, Annuities and Pensions (“L&P”) products, and record keeping software solutions for providers of Retirement Services (ii) variety of technology based solution including business decision management solutions for the financial services industry, including insurance, banking and capital markets and (iii) global Services including project delivery and implementation of the Company’ software solutions.

The Company's target markets are primarily North America, United Kingdom, Israel, Europe, and Asia Pacific.

b.	Acquisition of KPI:

On August 1, 2014, the Company completed the acquisition of all of the outstanding shares of Knowledge Partners International (KPI), a pioneer and recognized leader in decision management consultancy, services and training, in consideration of $ 2,380, composed of the following:

Cash Payment	$2,203
Share consideration *	177

Total purchase price	$2,380

*)	Sapiens issued 57,000 shares of its subsidiary, Sapiens software solution (Decision) LTD, reflecting 3% of the subsidiary's outstanding shares.

According to the agreement the sellers will have the right to sell their minority interests to the Company during the period commencing on the date that is 48 months following the acquisition date, and the Company will have corresponding call option.

Sapiens issued additional 88,500 restricted shares of its subsidiary, Sapiens software solution (Decision) Ltd, vesting and expensed over a period of 3 years commencing the acquisition date.

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SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

The following table summarizes the fair values of the assets acquired and liabilities assumed:

Cash and cash equivalents	$139
Trade receivables	313
Other receivables and prepaid expenses	89
Property and equipment	4
Patent	1,400
Goodwill	613

Total assets acquired	2,558

Trade payables	(87)
Accrued expenses and other liabilities	(91)

Total liabilities assumed	(178)

Total assets acquired, net	$2,380

Pro-forma information was not provided due to immateriality.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in United States dollars:

The currency of the primary economic environment in which the operations of Sapiens and certain subsidiaries are conducted is the U.S. dollar ("dollar"); thus, the dollar is the functional currency of Sapiens and certain subsidiaries.

Sapiens and certain subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.

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SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Non-controlling interests of subsidiaries represent the non-controlling shareholders' share of the total comprehensive income (loss) of the subsidiaries and fair value of the net assets upon the acquisition of the subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company.

Redeemable non-controlling interests are classified as mezzanine equity, separate from permanent equity, on the consolidated balance sheets and measured at each reporting period at the higher of their redemption amount or the non-controlling interest book value, in accordance with the requirements of Accounting Standards Codification (“ASC”) 810 “Consolidation” and ASC 480-10-S99-3A, “Distinguishing Liabilities from Equity”.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with original maturities of three months or less at acquisition.

e.	Restricted cash:

The Company maintains certain cash amounts restricted as to withdrawal or use. On December 31, 2013, and December 31, 2014, the Company maintained a balance of $ 782 and $ 484 respectively that represents security deposits with respect to lease agreements and credit lines from banks. Restricted cash is included within other receivables and prepaid expenses.

f.	Marketable securities:

The Company accounts for all its investments in debt securities, in accordance with ASC 320, “Investments - Debt and Equity Securities”. The Company classifies all debt securities as “available-for-sale”. All of the Company’s investments in available-for-sale securities are reported at fair value. Unrealized gains and losses are comprised of the difference between fair value and the amortized cost of such securities and are recognized, net of tax, in accumulated other comprehensive income (loss).

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SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in "financial income, net".

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in “net gain on sale of marketable securities previously impaired” in the statements of income and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During 2014 the Company did not recognize an impairment charge as the decline in fair value of its investment in marketable securities is not judged to be other-than-temporary.

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20

Leasehold improvements are amortized by the straight-line method over the term of the lease (including option terms that are deemed to be reasonably assured) or the estimated useful life of the improvements, whichever is shorter.

h.	Research and development costs:

Research and development costs incurred in the process of software production before establishment of technological feasibility are charged to expenses as incurred. Costs incurred to develop software to be sold are capitalized after technological feasibility is established in accordance with ASC 985-20, "Software - Costs of Software to be Sold, Leased, or Marketed". Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design.

Costs incurred by the Company between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized.

Capitalized software development costs are amortized by the straight-line method over the estimated useful life of the software product (between 5-7 years).

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SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Other intangible assets, net:

Technology and Patent are amortized over their estimated useful life on a straight-line basis. The acquired customer relationships are amortized over their estimated useful lives in proportion to the economic benefits realized or the straight-line method. The weighted average annual rates for other intangible assets are as follows:

%

Technology	15
Customer relationships	14
Patent	10

j.	Impairment of long-lived assets:

The Company's long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360 "Property, Plant, and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2012, 2013 and 2014, no impairment losses have been identified.

k.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350,"Intangibles- Goodwill and Other" ("ASC 350"), goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company operates in four reporting units: Sapiens, FIS, Decision and IDIT.

The Company applied the provisions of ASC 350 for the Company's annual impairment test. Under the provisions, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

The Company performed annual impairment tests during the fourth quarter of each of 2012, 2013 and 2014. This analysis determined that no indicators of impairment existed.

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SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Revenue recognition:

The Company generates revenues from sales of software licenses which normally include significant implementation services that are considered essential to the functionality of the software license. In addition, the Company generates revenues from post implementation consulting services and maintenance services.

Revenues are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. The Company considers all arrangements with payment terms extending beyond six months from the delivery of the elements not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

The Company usually sells its software licenses as part of an overall solution offered to a customer that combines the sale of software licenses which normally include significant implementation that is considered essential to the functionality of the license. The Company accounts for revenues from the services (either fixed price or Time and Materials (T&M)) together with the software under contract accounting using the percentage-of-completion method in accordance with ASC 605-35, "Construction-Type and Production-Type Contracts". The percentage of completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion.

In accordance with ASC 985-605, the Company establishes Vendor Specific Objective Evidence ("VSOE") of fair value of maintenance services (PCS) based on the Bell-Shaped approach and determined VSOE for PCS, based on the price charged when the element is sold separately (that is, the actual renewal rate). The Company's process for establishing VSOE of fair value of PCS is through performance of VSOE compliance test which is an analysis of the entire population of PCS renewal activity for its installed base of customers.

Provisions for estimated losses on contracts in progress are made in the period in which they are first determined, in the amount of the estimated loss on the entire contact.

Maintenance revenue is recognized ratably over the term of the maintenance agreement. Deferred revenues and customer advances include unearned amounts received under maintenance and support agreements and amounts received from customers, for which revenues have not yet been recognized.

In addition, the Company derives a significant portion of its revenues from post implementation consulting services provided on a "Time and Materials" ("T&M") basis which are recognized as services are performed.

F - 17

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". This topic prescribes the use of the asset and liability method, whereby deferred tax asset and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement.

The Company classifies interest as financial expenses and penalties as selling, marketing, general and administration expenses.

n.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, trade receivables, marketable securities and foreign currency derivative contracts.

The Company's cash and cash equivalents and restricted cash are invested in bank deposits mainly in dollars, with a significant portion also invested in NIS. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these banks deposits may be redeemed upon demand and therefore bear minimal risk.

The Company's trade receivables are generally derived from sales to large and solid organizations located mainly in North America, Israel, United Kingdom, Rest of Europe and Asia Pacific. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. In certain circumstances, the Company may require prepayment. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. Provisions for doubtful accounts were recorded in selling, marketing, general and administrative expenses.

The Company's marketable securities include investment in corporate debentures. The Company's investment policy limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company entered into forward contracts, and option contracts intended to protect against the increase in value of forecasted non-dollar currency cash flows. The derivative instruments hedge a portion of the Company's non-dollar currency exposure.

No off-balance sheet concentrations of credit risk exist.

F - 18

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Accrued severance pay:

The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israel's Severance Pay Law based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability is fully provided by monthly deposits with insurance policies and severance pay funds and by an accrual.

The deposited funds include profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or employment agreements. The value of the deposited funds is based on the cash surrendered value of these policies and recorded as an asset in the Company's consolidated balance sheets.

In addition, the Company signed on a collective agreement with certain employees, according to which the Company's contributions for severance pay shall be instead of severance compensation and that upon release of the policy to the employee, no additional payments shall be made by the Company to the employee. Generally, the Company, under its sole discretion, pays to these employees the entire liability, irrespective of the collective agreement described per above. Therefore, the net obligation related to those employees is stated on the balance sheet as accrued severance pay.

The Company's agreements with certain employees in Israel are in accordance with Section 14 of the Severance Pay Law, 1963, whereas, the Company's contributions for severance pay shall be instead of its severance liability. Upon contribution of the full amount of the employee's monthly salary, and release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

Severance expense for the years 2012, 2013 and 2014 amounted to $ 2,217, $ 2,909 and $3,022, respectively.

p.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of common shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of common shares outstanding during each year plus dilutive potential equivalent common shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share".

F - 19

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" ("ASC 718"), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of income.

The Company uses the Binomial Lattice ("Binomial model") option-pricing model to estimate the fair value for any options granted. The Binomial model takes into account variables such as volatility, dividend yield rate, and risk free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the straight-line basis over the requisite service period of the award, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The fair value of each option granted in 2012, 2013 and 2014 using the Binomial model, was estimated on the date of grant with the following assumptions:

	Year ended December 31,
	2012	2013	2014

Contractual life	6 years	6 years	6 years
Expected exercise factor	1.5-2	1.5-2	1.5-2
Dividend yield	0%	0%	0%
Expected volatility (weighted average)	60%	54.29%	48.94%
Risk-free interest rate	0.2%-1.0%	0.95%-2.1%	1.82%-1.85%

The risk-free interest rate assumption is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term as of the Company's employee stock options. Since dividend payment is applied to reduce the exercise price of the option, the effect of the dividend protection is reflected by using an expected dividend assumption of zero. The expected life of options granted is derived from the output of the option valuation model and represents the period of time the options are expected to be outstanding. The expected exercise factor is based on industry acceptable rates since no actual historical behavior by option holders exists. Expected volatility is based on the historical volatility of the Company.

F - 20

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense on a straight-line basis over the requisite service period for each of the awards.

r.	Fair value of financial instruments:

ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"), defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company measures its marketable debt securities and foreign currency derivative instruments at fair value. The Company's marketable debts securities are traded in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and accordingly are categorized as Level 2.

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

F - 21

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable approximate fair value due to the short-term maturities of such instruments.

s.	Derivatives and hedging:

The Company enters into option contracts and forward contracts to hedge certain transactions denominated in foreign currencies. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. The Company's option and forward contracts do not qualify as hedging instruments under ASC 815, "Derivatives and hedging". Changes in the fair value of option strategies are reflected in the consolidated statements of income as financial income or expense.

In 2012, 2013 and 2014, the Company entered into option strategies contracts in the notional amounts of $ 10,408, $ 9,868 and $ 33,270, respectively and in 2012, 2013 and 2014, the Company entered into forward contracts in the notional amounts of $ 1,734, $ 299 and $ 7,383, respectively, in order to protect against foreign currency fluctuations.

As of December 31, 2013 and 2014, the Company had outstanding options and forward contracts, in the notional amount of $ 2,982 and $ 25,772, respectively.

In 2012, 2013 and 2014, the Company recorded an income (expenses) of $ 97, $ 387 and $ (397), respectively, with respect to the above transactions, presented in the statements of income as financial income (expenses).

t.	Treasury shares:

Repurchased common shares are held as treasury shares. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

u.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC 220, "Comprehensive Income". Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders.

F - 22

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The components of accumulated other comprehensive income (loss), in the amount of $ 1,082 and $ (10,281) at December 31, 2013 and 2014, respectively, were as follows:

	December 31,
	2013	2014

Foreign currency translation differences	$1,082	$(10,126)
Unrealized losses on available-for-sale marketable securities, net of tax	-	(155)

	$1,082	$(10,281)

v.	Reclassification:

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

w.	Impact of recently issued accounting standards:

On May 28, 2014, the FASB completed its Revenue Recognition project by issuing ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The new guidance establishes the principles to report useful information to users of financial statements about the nature, timing, and uncertainty of revenue from contracts with customers. The new Revenue Recognition guidance is effective for annual reporting periods beginning after December 15, 2016 including interim reporting periods within that reporting period. Early application is not permitted. The Company is currently evaluating the method of adoption, as well as the effect that adoption of this ASU will have on its consolidated financial statements.

NOTE 3:	MARKETABLE SECURITIES

As of December 31, 2014, the fair value, Amortized cost and gross unrealized holding gains and losses of available-for-sale marketable securities were as follows:

	December 31, 2014
	Amortized Cost	Gross unrealized Gains	Gross Unrealized losses	Fair value

Government debentures – fixed interest rate	$5,161	-	$(33)	$5,128
Corporate debentures – fixed interest rate	$28,148	-	$(178)	$27,970

	$33,309	-	$(211)	$33,098

The contractual maturities of available-for-sale marketable securities are between 1 to 3 years.

As of December 31, 2014, interest receivable included in other receivables and prepaid expenses amounted to $ 280.

F - 23

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	OTHER LONG TERM ASSETS

	December 31,
	2013	2014

Deferred tax assets	$396	$695
Government authorities	1,917	1,688
Other	644	865

	$2,957	$3,248

NOTE 5:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2013	2014

Cost:
Computers and peripheral equipment	$12,190	$12,197
Office furniture and equipment	4,183	3,908
Leasehold improvements	2,959	2,811

	19,332	18,916
Accumulated depreciation:
Computers and peripheral equipment	9,964	10,265
Office furniture and equipment	2,609	2,459
Leasehold improvements	1,496	1,429

	14,069	14,153

Depreciated cost	$5,263	$4,763

Depreciation expense totaled $ 903, $ 1,260 and $ 1,582 for the years 2012, 2013 and 2014, respectively.

NOTE 6:	CAPITALIZED SOFTWARE DEVELOPMENT COSTS, NET

The changes in capitalized software development costs during the year ended December 31, 2013 and 2014 were as follows:

	Year ended December 31,
	2013	2014

Balance at the beginning of the year	$17,494	$19,704

Capitalization	5,392	6,094
Amortization	(4,500)	(4,926)
Functional currency translation adjustments	1,318	(2,192)

Balance at the year end	$19,704	$18,680

Amortization of capitalized software development costs for 2012, 2013 and 2014, was $ 3,758, $ 4,500 and $ 4,926, respectively. Amortization expense is included in cost of revenues.

F - 24

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net, are comprised of the following:

	December 31,
	2013	2014

Original amounts:

Customer relationships	$9,929	$9,845
Technology	6,151	6,473
Patent	-	1,234

	16,080	17,552

Accumulated amortization:

Customer relationships	3,418	5,239
Technology	2,352	3,882
Patent	-	51

	5,770	9,172

Other intangible assets, net	$10,310	$8,380

b.	Amortization of other intangible assets was $ 2,732, $ 2,127 and $ 2,209 for 2012, 2013 and 2014, respectively.

c.	Estimated amortization expense for future periods:

For the year ended December 31,

2015	$2,074
2016	1,753
2017	1,635
2018	1,267
2019	623
2020 and thereafter	1,028

$8,380

F - 25

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2014 are as follows:

	Year ended December 31,
	2013	2014

Balance at the beginning of the year	$68,087	$72,438

Acquisition of KPI	-	613
Functional currency translation adjustments	4,351	(5,353)

Balance at the year end	$72,438	$67,698

NOTE 9:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2013	2014

Government authorities	$3,084	$3,287
Accrued royalties to the OCS (Note 10a)	269	283
Accrued expenses	3,637	6,970

	$6,990	$10,540

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Sapiens Technologies (1982) Ltd. ("Sapiens Technologies"), a subsidiary incorporated in Israel, was partially financed under programs sponsored by the Office of Chief Scientist ("OCS") for the support of certain research and development activities conducted in Israel.

In exchange for participation in the programs by the OCS, the Company agreed to pay 3.5% of total net consolidated license and maintenance revenue and 0.35% of the net consolidated consulting services revenue related to the software developed within the framework of these programs based on an understanding with the OCS reached in January 2012.

The royalties will be paid up to a maximum amount equaling 100%-150% of the grants provided by the OCS, linked to the dollar, and for grants received after January 1, 1999, bear annual interest at a rate based on LIBOR.

F - 26

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Royalties' expenses amounted to $574, $514 and $ 618 in 2012, 2013 and 2014, respectively, and are included in cost of revenues.

As of December 31, 2014, the Company had a contingent liability to pay royalties of $7,576.

b.	Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

1.	The Company's office space and office equipment are rented under several operating leases. Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, were as follows:

2015	$3,851
2016	3,638
2017	3,223
2018	3,078
2019	2,799
2020 and thereafter	1,118

$17,707

Rent expense for the years ended December 31, 2012, 2013 and 2014 was $ 3,051, $ 3,370 and $ 3,782 respectively.

2.	The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $ 149 as of December 31, 2014.

c.	The Company has provided bank guarantees in the amount of $ 1,161 as security for the rent to be paid for its leased offices. The lease is valid for approximately two and a half years ending in December 2015. As of December 31, 2014, the Company had restricted bank deposits of $ 484 in favor of the bank guarantees.

As of December 31, 2014, the Company has provided bank guarantees in the amount of $182 as security for the performance of various contracts with customers and suppliers.

F - 27

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME

a.	Parent taxation:

Sapiens is governed under the laws of Curaçao. In addition, Sapiens is registered as an Israeli corporation for tax purposes only.

b.	Israeli taxation:

1.	Corporate tax rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2012 and 2013, and 26.5% in 2014 and thereafter.

2.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Certain of the Company's Israeli subsidiaries have been granted "Approved Enterprise" and "Beneficiary Enterprise" status, which provides certain benefits, including tax exemptions and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at regular rates.

The entitlement to the above benefits is conditional upon the fulfilling of the conditions stipulated by the Laws and regulations. Should the certain Israeli subsidiaries fail to meet such requirements in the future, income attributable to their Approved Enterprise and Beneficiary Enterprise programs could be subject to the statutory Israeli corporate tax rate and they could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2014, management believes that these subsidiaries are in compliance with all the conditions required by the Law.

Effective January 1, 2011, the Knesset enacted the Law for Economic Policy for 2011 and 2012 (Amended Legislation), and among other things, amended the Law, ("the Amendment"). According to the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company is able to opt to apply (the waiver is non-recourse) the Amendment and from then on it will be subject to the amended tax rate of 16%.

Under the terms of the Approved Enterprise program, income that is attributable to one of The Company's Israeli subsidiaries will be exempt from income tax for a period of two years commencing 2014. The tax holiday has resulted in a tax savings of approximately $1,900 in the year ended December 31, 2014. If such tax-exempt income is distributed in a manner other than upon complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (25%), and an income tax liability of up to approximately $1,800 would be incurred as of December 31, 2014.

F - 28

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

3.	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, some of the Company's Israeli subsidiaries calculate their tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

c.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the non-Israelis subsidiaries. This is because the Company intends to permanently reinvest undistributed earnings in the foreign subsidiaries in which those earnings arose. If these earnings were distributed in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and non-Israeli withholding taxes.

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2014 was $ 9,926 and the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that were essentially permanent in duration as of December 31, 2014 was $207.

d.	Net operating losses carry forward:

As of December 31, 2014, certain subsidiaries had tax loss carry-forwards totaling approximately $ 38,800. Most of these carry-forward tax losses have no expiration date.

F - 29

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

e.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Significant components of the Company deferred tax assets are as follows:

	December 31,
	2013	2014

Deferred tax assets:
Net operating losses carry forward	$12,080	$8,915
Research and development	2,592	2,028
Other	1,132	1,462

Deferred tax assets before valuation allowance	15,804	12,405
Valuation allowance	(8,324)	(6,136)

Deferred tax assets	7,480	6,269

Deferred tax liabilities:
Capitalized software development costs	(3,203)	(2,474)
Acquired intangibles	(2,854)	(1,546)
Property and equipment	-	(68)

Deferred tax liabilities	(6,057)	(4,088)

Deferred tax assets, net	$1,423	$2,181

	December 31,
	2013	2014

Current deferred tax assets	$2,420	$2,319
Long-term deferred tax assets	396	695
Long-term deferred tax liabilities	(1,393)	(833)

Deferred tax assets, net	$1,423	$2,181

Long-term deferred tax assets are included within other long-term assets in the balance sheets. Long-term deferred tax liabilities are included within other long-term liabilities in the balance sheets.

F - 30

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2012	2013	2014

Domestic (Curaçao)	$(745)	$(875)	$(643)
Foreign	12,983	13,278	15,673

	$12,238	$12,403	$15,030

g.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income for an Israeli company, and the actual tax expense as reported in the statements of income is as follows:

	Year ended December 31,
	2012	2013	2014

Income before taxes on income, as reported in the statements of income	$12,238	$12,403	$15,030

Statutory tax rate in Israel	25%	25%	26.5%

Theoretical taxes on income	$3,018	$3,097	$3,983
Increase (decrease) in taxes resulting from:
Effect of different tax rates	120	158	362
Effect of “Approved, Beneficiary or Preferred Enterprise” status	-	-	(2,323)
Utilization of carry forward tax losses for which valuation allowance was provided	(2,690)	(1,162)	(1,177)
Non-deductible expenses	82	9	80
Recognition of deferred taxes during the year for which valuation allowance was provided in prior years	(1,206)	(971)	(1,496)
Losses and temporary differences for which valuation allowance was provided	421	222	580
Others	690	(542)	445

Taxes on income, as reported in the statements of income	$435	$811	$454

Basic and diluted earnings per share amounts of the benefit resulting from the “Approved, Beneficiary or Preferred Enterprise” status	-	-	$0.05

F - 31

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	TAXES ON INCOME (Cont.)

h.	Taxes on income are comprised as follows:

	Year ended December 31,
	2012	2013	2014

Current	$738	$400	$1,474
Deferred	(303)	411	(1,020)

	$435	$811	$454

The Company's entire provision for taxes on income relates to operations in jurisdictions other than Curaçao.

i.	Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2013	2014

Balance at the beginning of the year	$510	$652
Increase in tax positions	199	190
Decrease in tax positions	(57)	(137)

Balance at the end of the year	$652	$705

The entire balance of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate.

As of December 31, 2013 and 2014 accrued interest related to uncertain tax positions amounted to $ 200 and $ 198, respectively.

As of December 31, 2014, most of the Company's Israeli subsidiaries are subject to Israeli income tax audits for the tax years 2009 through 2014, to U.S. federal income tax audits for the tax years 2009 through 2014 and to other for the tax years 2006 through 2014.

F - 32

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	EQUITY

a.	The common shares of the Company are traded on the Tel-Aviv Stock Exchange and on the NASDAQ.

Common shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

On November 14, 2013 the Company completed a secondary public offering of its ordinary shares on the NASDAQ. The Company issued 6,497,400 shares at a price of $ 6.25 per share before issuance expenses. Total net proceeds from the issuance amounted to $ 37,791.

b.	Stock option plans:

In 2011, in connection with the acquisition of IDIT and FIS, the Company's board of directors approved its 2011 Share Incentive Plan (the “2011 Plan”) pursuant to which the Company's employees, directors, officers, consultants, advisors, suppliers, business partner, customer and any other person or entity whose services are considered valuable are eligible to receive awards of share options, restricted shares, restricted share units and other share-based awards. Options granted under the 2011 Plan may be exercised for a period of up to 6 years from the date of grant and become exercisable in four equal, annual installments, beginning with the first anniversary of the date of the grant, or pursuant to such other schedule as may provide in the option agreement.

The total number of Common Shares available under the 2011 Plan was set at 4,000,000. Upon the approval of the 2011 Plan, the board of directors determined that no further awards would be issued under the Company's previously existing share incentive plans.

As of December 31, 2014 605,321 common shares of the Company were available for future grant under the 2011 Plan. Any option granted under the 2011 Plan which are forfeited, cancelled, terminated or expired, will become available for future grant under the 2011 Plan.

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SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	EQUITY (Cont.)

A summary of the stock option activities in 2014 is as follows:

	Year ended December 31, 2014
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding at January 1, 2014	3,878,495	$2.57	3.38	$19,949
Granted	340,000	7.61
Exercised	(1,225,368)	1.81
Expired and forfeited	(197,046)	2.85

Outstanding at December 31, 2014	2,796,081	3.49	3.07	10,957

Exercisable at December 31, 2014	1,817,761	$2.27	2.24	$9,277

In 2012, 2013 and 2014, the Company granted 432,805, 595,000 and 340,000 stock options to employees and directors, respectively.

The weighted average grant date fair values of the options granted during the years ended December 31, 2012, 2013 and 2014 were $ 1.96, $ 2.51 and $ 3.19, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 was $ 2,668, $ 2,839 and $ 7,446, respectively.

The options outstanding under the Company's stock option plans as of December 31, 2014 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	Average
	outstanding	Average	Weighted	Exercisable	Exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	Options
exercise price	2014	Term	price	2014	Exercisable
		(Years)	$		$

0.85-1.45	971,368	0.71	1.33	971,368	1.33
1.63	113,056	4.06	1.63	113,056	1.63
2.09-2.41	121,754	5.81	2.38	121,754	2.38
2.85	208,932	2.97	2.85	208,932	2.85
3.60-3.69	435,805	3.90	3.69	209,152	3.69
3.92	45,166	2.49	3.92	45,166	3.92
4.87-5.00	343,000	4.36	4.91	85,750	4.91
5.40-5.68	90,000	4.55	5.48	22,500	5.48
6.42	100,000	4.85	6.42	33,333	6.42
7.16-7.83	367,000	5.22	7.61	6,750	7.66

	2,796,081	3.07	3.49	1,817,761	2.27

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SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	EQUITY (Cont.)

c.	As of December 31, 2014, there was $ 2,069 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a period of up to four years.

d.	Warrants:

The following table summarizes information regarding outstanding warrants to purchase Common shares of the Company as of December 31, 2014:

Warrants to Common shares	Weighted average exercise price per share	Warrants exercisable	Exercisable through

11,000	2.00	11,000	May - 15
17,000	2.24	17,000	February - 15

28,000	2.15	28,000

e.	Repurchase of shares:

On November 29, 2012, the Company repurchased from one of its shareholders 2,000,000 common shares, representing approximately 5% of the total number of issued and outstanding common shares, at a price of $ 3.50 per share, for a total consideration of $7,000. The repurchased shares are held as treasury shares.

f.	Dividend:

On February 20, 2013, the Company's extraordinary general meeting of shareholders approved the distribution of cash dividend of $ 0.15 per common share for a total amount of $ 5,802 which was paid on February 22, 2013.

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SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2012	2013	2014

Numerator:

Net income attributed to Sapiens shareholders	$11,780	$11,604	$14,463

Denominator (thousands):

Denominator for basic earnings per share - weighted average number of common shares, net of treasury stock	39,953	40,024	47,210
Shares and related put options issued in Harcase acquisition	114	-	-
Stock options and warrants	1,604	2,292	1,427

Denominator for diluted net earnings per share - adjusted weighted average number of shares	41,671	42,316	48,637

The weighted average number of shares related to outstanding anti-dilutive options and warrants excluded from the calculations of diluted net earnings per share was 1,675,521, 466,534 and 599,287 for the years 2012, 2013 and 2014, respectively.

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SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	GEOGRAPHIC INFORMATION

a.	The Company operates in a single reportable segment as a provider of software solutions. See Note 1 for a brief description of the Company's business. The data below is presented in accordance with ASC 280, "Segment Reporting".

b.	Geographic information:

The following table sets forth revenues by country based on the billing address of the customer. Other than as shown below, no other country accounted for more than 10% of the Company's revenues during the years ended December 31, 2012, 2013 and 2014.

		Year ended December 31,
		2012	2013	2014
1.	Revenues:

	North America*	$35,519	$44,237	$49,585
	United Kingdom	26,630	31,115	34,961
	Israel	23,100	23,009	28,821
	Rest of Europe	16,140	24,862	28,351
	Asia Pacific	12,520	12,154	15,732

		$113,909	$135,377	$157,450

*	Revenue amounts for North America that are shown in the above table consist primarily of revenues from the United States, except for approximately $1,900, $1,100 and $558 of revenues derived from Canada in the years ended December 31, 2012, 2013 and 2014, respectively.

		December 31,
		2013	2014
2.	Property and equipment:

	Israel	$4,180	$3,722
	North America	231	146
	Rest of the world	852	895

		$5,263	$4,763

c.	Major customer data:

The following table sets forth revenues from major customers during the years ended December 31, 2012, 2013 and 2014.

	Year ended December 31,
	2012	2013	2014

Customer A	12%	*)	*)
Customer B	*)	*)	11%

*) Less than 10%.

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SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses:

	Year ended December 31,
	2012	2013	2014

Total costs	$13,633	$17,238	$17,446
Less - capitalized software development costs	(3,464)	(5,392)	(6,094)

Research and development expenses	$10,169	$11,846	$11,352

b.	Financial income, net:

Financial income:
Interest	$201	$188	$356
Foreign currency translation	501	644	883

	702	832	1,239
Financial expenses:
Derivatives (gains) losses	(97)	(387)	397
Foreign currency translation	284	155	586
Bank charges and other	322	544	132

	(509)	(312)	(1,115)

Financial income, net	$193	$520	$124

- - - - - - - -

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